John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

August 1, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Corp. (formerly known as AeroCentury Corp.)

Amendment No. 1 to Registration Statement on Form S-1 Filed April 21, 2022

File No. 333-262217

Dear Sir/Madam:

On behalf of Mega Matrix Corp. (formerly known as AeroCentury Corp.) (the “Company”), we are responding to the Staff’s comment letter dated May 9, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 21, 2022

About Mega Matrix Corp

Business of the Company, page 2

1.	Please revise your disclosure throughout to reflect the current status of your ability to create NFTs and the development of your alSpace platform, including the marketplace for players and users to sell and trade NFTs. We note that your disclosure throughout, including your risk factors, indicates that these activities are still in development, as you say that “[y]our ability to create NFTs that can be minted, accepted and transferred is dependent on [y]our ability to develop or engage a third party to develop an accepted and secured blockchain,” and your “alSpace universe is currently under development.” However, we note that you have released your first NFT game, and your alSpace marketplace shows current trading activity. Please advise and revise as appropriate.

Response:

As disclosed in the registration statement, the Company has launched its first game Mano, which is played on the alSpace platform. Mano is game where players can explore and battle against each other as well as create new NFTs such as alBots and Genomes for game play, and as digital collectibles. Currently the Company does not intend to further develop the Mano game or the alSpace platform (which includes the alSpace marketplace).

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA ● OHIO OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

August 1, 2022

The Company has revised its disclosure to clarify that, at this point, in the normal course of business, (i) the Mano game will continue to undergo routine maintenance, (ii) the alSpace platform (including the alSpace marketplace) will continue to undergo routine maintenance, and (iii) the Company currently does not intend to develop other games and plans to only maintain the Mano game and alSpace. The Company is currently exploring other opportunities in the metaverse to expand its business model.

In addition, the Company has clarified that NFTs, consisting of alBots and Genomes, as discussed below, will be created by players and supported by Binance Smart Chain (BSC). The use of blockchain will be utilized for identification and authentication of alBots and other digital collectables owned by the players. The Company will not use a proprietary blockchain.

The Company has also added disclosure that trades of alBots, Genomes or weapons by players have been initiated on the alSpace platform.

2.	Please describe the material terms and characteristics of the NFTs being issued in your Mano game. In doing so, provide a legal analysis explaining whether these NFTs are securities, as defined in Section 2(a)(1) of the Securities Act. Ensure your analysis addresses the Company’s role in the creation, development, operation, and maintenance of the alSpace marketplace on which the NFTs may be traded or sold. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response:

The primary activity for players is playing the Mano game on the alSpace platform. To the extent that NFTs may be created consisting of alBots, Genomes and weapons, such NFTs are created for the primary purpose of playing the Mano game and, to a lesser extent, for personal collection. NFTs are not created for the purpose of investment of money in a common enterprise with the expectation of profits due to the efforts of others.

Currently the Company has three types of NFTs in the Mano game (“Mano NFTs”) which are built on blockchain technology and are digital collectables which can be owned, sold and/or traded by the players only on the alSpace market platform. The Company charges a service fee for transactions that take place on its alSpace marketplace.

The three types of Mano NFTs are as follows:

•	alBots. alBots are the main characters of the Mano game. To access and play the Mano game, a player needs to own a minimum of three (3) alBots. The Company does not sell alBots. With the exception of the initial sixty-six (66) alBots (known as Genesis alBots) that were randomly distributed (airdropped) to twenty-two (22) early reservation holders[1] to seed the game, all other alBot robots were or are created by players in the Mano game from a random combination of build codes contained in the Genomes. The alBot body part consists of a torso and seven parts, each with unique characteristics. These features are determined by the build codes contained in the Genomes which are randomly extracted using an algorithm developed by the Company (the “Alpha Matrix”) during the synthesis process initiated by a player to create a new alBot. The Company will not sell or distribute additional alBots for the Mano game. For the Mano game, the number of new alBots, and the number of players will grow only through the effort of the players. So it is up to the players or new players to increase the number of alBots in the Mano game through play and the synthesis process or acquire alBots in the alSpace marketplace. The Company charges a service fee for the synthesis process to create new alBots

[1]	The Company did not sell any alBots. The reservation holders did not have to pay or purchase anything to become a reservation holder. All they had to do was provide us with their email addresses, joined our official Discord group and followed our official Twitter account. Prior to the Mano game launch, we had thirty-four reservation holders of which twenty-two reservation holders received alBots.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

•	Genomes. Genomes contains the build codes for the alBots and are extracted by the players through the cloning or conversion process using Mano coins. By cloning an alBot, a player can randomly extract build codes using the Alpha Matrix from the player’s alBot and create a new Genome. With the exception of Genesis alBots, each alBot can clone up to seven (7) Genomes.[2] In addition, a player can convert its alBots into a Genome. However once the alBot is converted into a Genome, the original alBot is consumed/destroyed. The Company does not sell Genomes. Players or new players can collect Genomes through the cloning or conversion process, or acquire Genomes in the alSpace marketplace.

•	Tools and Weapons. Tools and weapons are used by players in Mano game for game play and to accessorize their alBots. Tools and weapons are not sold by the Company but are scattered throughout Mano in loot boxes and other locations to facilitate game play. The players can sell and/or trade tools and weapons in the alSpace marketplace.

We are aware of the SEC’s Strategic Hub for Innovation and Financial Technology publication of a “Framework for ‘Investment Contract’ Analysis of Digital Assets” and in particular, the determination of whether a digital asset is a security. Even though the Company believes that primary purpose of the players to the Mano game, and the Mano NFTs that may be created are related solely for the Mano game, the Company has analyzed as to whether these Mano NFTs may be deemed an investment contract, and, in turn, a security using the factors articulated in the W.J. Howey Co. test.

In the Howey case, the Supreme Court set out the elements for determining whether a particular scheme constitutes an “investment contract” under the Securities Act of 1933 including whether there is: (1) an investment of money; (2) in a common enterprise; (3) with the expectation of profits derived solely from the efforts of others.

With respect to the first element of the Howey test, the courts have expanded the definition of money to include other assets such as property, or in some instances, sweat equity.

With respect to the second element of the Howey test, courts have focused on the horizontal approach, where the common enterprise focuses on the relationship among players in an economic venture or the vertical approach which determines whether there is a correlation between the fortunes of an investor and a promoter. Because the primary purpose of players is to play the Mano game, there is no common economic venture among the players (each player relies on own efforts to create Mano NFTs and in fact, the more other players create alBots and/or Genomes, the more supply of Mano NFTs may be on the alSpace marketplace potentially outpacing demand), the Company will focus on the vertical approach. Under the vertical approach, the fortunes of the players are linked with those of the Company thereby establishing the requisite element of vertical commonality. Thus, a common enterprise exists if a direct correlation has been established between success or failure of the Company’s efforts and success or failure of the investment. Vertical commonality comes in two varieties: “broad” and “strict.” Broad vertical commonality focuses on the relationship between an investor and the promoter and requires the investor’s dependence on the promoter’s expertise. Under this view, the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill. To establish “broad vertical commonality,” the fortunes of the investors must be linked only to the efforts of the promoter. In contrast, “strict vertical commonality” requires that the fortunes of investors be tied to the fortunes of the promoter.

[2]	Genesis alBot can be reset by paying a resetting fee. Once a Genesis alBot is reset, it can once again clone up to seven (7) Genomes.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

With respect to the third element of the Howey test, the courts have interpreted to mean that expected profits are to be “derived primarily or substantially from the efforts of others.” Under this reading, profits no longer need to be derived solely from the efforts of others, as the Howey court initially articulated. The level of control and discretion exercised by the individual player plays a crucial role in determining whether an investment contract, and thus a security, exists.

We will discuss each type of the Mano NFTs under the Howey test in turn:

•	alBots.

1.	An investment of money: The Company does not believe that the initial distribution of alBots for free to the players are deemed a security since there is no investment of money or other assets by the players to receive the alBots. The alBots created through the synthesis process by the players are paid for through both an investment of money (via the transaction fee, including resetting fees, if any for Genesis alBots) and sweat equity since a player can only synthesize an alBot through a combination of Genomes. Genomes are derived through the cloning or conversion process which requires the use of the in-game Mano coin. Players can only earn Mano coins through substantial efforts by the player in playing the Mano game.

2.	Common enterprise: The Company believes that neither the broad nor strict vertical commonality exits. The Mano game (and alSpace marketplace) is already fully developed and was designed for entertainment purposes by allowing players to explore, battle, interact with each other, and to create new alBots of differing uniqueness which may also be considered digital collectibles like playing cards. Players have no expectation of profit from the Company as owning the Mano NFTs does not give players a right to share in the Company’s income or profits. The alBot are in-game avatars and are necessary for game play in the Mano game. Any economic benefits that may be derived from appreciation in the value of the alBots outside of accessing the Mano game are incidental to the entertainment value. Further, all aspects of the Mano game, including the acquisition or formation of alBots, Genomes and weapons, and game playing itself, must occur via the alSpace platform. To the extent that Mano NFTs may be sold outside the alSpace platform, they have no real value except for intrinsic value similar to trading cards.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

3.	Expectation of profits derived solely from the efforts of others: The NFTs will not give players a right to share in the Company’s income or profits. And more importantly, the number of the alBots available are directly due to the efforts of the individual players. For example, alBots can only be created using the synthesis process requiring two Genomes. Genomes must be cloned or converted using Mano coins. Mano coins are only earned through playing a game. A player must spend significant amount of time playing the Mano game in order to earn Mano coins. As such, the creation of alBots is a direct result of substantial effort by the player, and not through the efforts of others or the Company as the Mano game and the alSpace marketplace are already fully developed. In fact, the more alBots created by other players, potentially the lesser the value of alBots. Thus the prospects for appreciation in value of the alBots may be limited over time as more alBots may enter into the market place.

The Company does not believe that the alBots are deemed securities under the Howey test.

•	Genomes.

1.	Investment of money: Genomes are derived through the cloning or conversion process which requires the use of the in-game Mano coin. Players can only earn Mano coins through substantial efforts by the player in playing the Mano game (or sweat equity). If the SEC takes the position that investment of money was made through sweat equity, then that undermines the third prong of the Howey test that the expectation of profits derived solely from the efforts of others. If the SEC takes the position that it is not sweat equity but simply playing for the enjoyment of the game, then the first prong of the Howey tests fails.

2.	Common enterprise: The Company believes that this prong fails for the same reason as alBots stated above. In addition, Genomes and alBots can both be destroyed and rendered without value all at the election of the player through the conversion or synthesis process.

3.	Expectation of profits derived solely from the efforts of others: The Company believes that this prong fails for the same reason as alBots stated above, and even more so since Genomes can only be cloned or converted through use of Mano coins which is only earned through substantial effort by the player, and not through the efforts of others.

Thus, the Company does not believe that the Genomes are deemed securities under the Howey test

•	Tools and Weapons. Tools and Weapons NFTs are not securities because there is no investment of money, just game play and luck in finding the tools and weapons in the game. As such it fails the first prong of the Howey Test.

The NFTs are digital assets that are owned by the players and may be sold or traded by players on the alSpace marketplace. These Mano NFTs are in-game pieces required to play the game and are also considered digital collectibles due to the unique nature of the artwork like collectible playing cards. The Company does not promote or advertise the Mano game by promoting “profit opportunities” but does promote its “play-to-earn” model. As referenced in Framework for ‘Investment Contract’ Analysis of Digital Assets, “[p]rice appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered “profit” under the Howey test.”

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

The Company understands that the rules and regulations surrounding digital assets as securities and non-securities are ever evolving. In addition, changes to Mano game, the alSpace platform, and/or the terms and conditions of the Mano game may over time change the character of the digital assets from a non-securities to a securities, or vice versa. The Company will continue to monitor the development of its Mano game and alSpace platform (including the alSpace marketplace) to determine whether or not the Mano NFTs changes from digital asset non-securities to digital assets securities.

Notwithstanding the Company’s belief that the Mano NFTs to be sold or traded are not securities, a new Risk Factor regarding the potential risk of a digital asset such as a NFT or Mano coin being a security has been added to page 4. The Company has read Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and does not believe that case is applicable in this situation because players are not dependent upon the Company to purchase and sell their albots, Genomes or weapons.

3.	Please describe the material terms and characteristics of the alSpark currency you intend to accept in your alSpace platform. In doing so, provide a legal analysis explaining whether alSpark is a security, as defined in Section 2(a)(1) of the Securities Act.

Response:

Mano coins (the Company renamed alSpark to Mano coins) can only be obtained by playing the Mano game and can only be used in the game for creating Genomes through the cloning and conversion process of the alBots. The Mano coins cannot be traded or sold in the alSpace marketplace. Because the Mano coins can only be used in-game for the cloning and/or conversion process and there is no trading market for such coins, the Company does not believe that the Mano coins is a security as defined in Section 2(a)(1) of the Securities Act.

4.	We note that you appear to be operating a marketplace where players and users can place their in-game NFTs to sell or to trade for other crypto assets. Please clarify what other crypto assets may be traded on your marketplace. Please provide us with your legal analysis that the NFTs or other crypto assets monetized on your marketplace are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please explain to us how your marketplace operates and your role in it.

Response:

The alSpace marketplace is only for Mano NFTs to be used to play the Mano game, and no other digital or crypto assets. As discussed in response to comments 2 and 3 above, the Company does not believe that the Mano NFTs and Mano coins are securities. The alSpace marketplace was designed for players of the Mano game to facilitate game play. Players can trade, purchase and sell their alBots, Gnomes and weapons in the alSpace marketplace and for every sale transaction, the Company charges a service fee. The Company does not intend to open up the alSpace marketplace to other non-Company NFTs and digital assets.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

5.	Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please expand your discussion of the regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities to address Section 5 of the Securities Act.

Please see the Company’s analysis under comment 4. In addition, the Company has added a new risk factor disclosing the risk in the event its Mano NFTs are deemed securities.

6.	We note that you intend to generate revenue by sales of in-game characters and accessories and profit sharing of NFT sold or traded on your alSpace marketplace, and we also note that you intend alSpark to be the universal currency for transactions on alSpace. Identify in your filing the specific crypto assets you will accept as payment, and whether you will acquire crypto assets other than in payment and, if so, for what purpose(s). Please disclose whether you intend to hold the crypto assets for investment or convert them into fiat currency after receipt.

Response:

Currently the Company generates gaming revenues only through the resetting fees and service fees in connection with the alSpace marketplace. The Company does not sell in-game characters or accessories. The Company accepts Binance (BNB) payment for its services. The Company does not acquire crypto assets other than for payment. The Company converts most of the BNBs into other cryptocurrency including USD coins and Tether tokens. However, to the extent that it has additional BNB, the Company intends to convert such BNB into USD coins and Tether tokens in due course, and not to hold for investment purposes. In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement.

7.	We note that in order to play Mano, players will need to create and prefund a cryptocurrency wallet to purchase starter items such as characters and accessories. Please clarify whether you intend to offer digital wallet services to your players, and if so, please describe any security and custody arrangements you intend to enter into with players. Also highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of players’ assets.

Response:

The Company does not sell any Mano NFTs or other digital assets or starter items but in order play, new players will need to purchase at least three (3) alBots from other players in the alSpace marketplace which require players to have a digital wallet. The Company does not provide digital wallet services to its players. The crypto wallet is provided by Metamask, a third-party software company that developed a non-custodial wallet used to interact with the Ethereum blockchain and hold Ethereum based assets.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

August 1, 2022

8.	Explain in greater detail your statement that your Mano game is an “innovative combination of NFTs and DeFi (decentralized finance) based on blockchain technology, with a “Play-to-Earn” business model in which players may earn financial rewards…”

Response:

The Company’s reference to the word DeFi was to mean the players’ ability to interact directly among each other as it relates to the game, alBots, accessories and related matters to the game. The use of the term “DeFi” was not intended to reference the ability of players to transact financially among each other in traditional financial services. Accordingly, the word “DeFi” has been deleted.

The Mano game is the Company’s first game that it designed to explore the “play-to-earn” game model by allowing players to earn Mano coins through play. With the Mano coin, a player can clone its alBots for Genomes or convert its alBot into Genomes which are the building blocks for creating new alBots. Players can trade or sell their Genomes and/or alBots in the alSpace marketplace. Because the Company does not sell Genomes or alBots, new players must purchase Genomes to create new alBots or purchase alBots to play the Mano game. The Company has revised its disclosure to clarify how this “play-to-earn” game model works.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours, /s/ John P. Yung of LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com